UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banks

BANCO BRADESCO S.A.

Rating

AAA

The bank shows exceptional intrinsic financial strength. Typically these are large institutions, with secure high-value business, and an excellent current and historical financial situation. The business and industry environment may vary without affecting the intrinsic conditions of the bank's functioning. Risk is almost nil.

Date: 16/Apr/2010

Validity: 31/Dec/2010

About the Rating

Perspective: Stable

Note: -

History:

Dec/09 Affirmation: AAA (stable)

Affirmation: A-1 (CP)

Sep/09 Affirmation: AAA (stable)

Affirmation: A-1 (CP)

Dec/08 Affirmation: AAA (stable)

Affirmation: A-1 (CP)

Jun/08 Affirmation: AAA (stable)

Affirmation: A-1 (CP)

Dec/07 Affirmation: AAA (stable)

Attribution: A-1 (CP)

Mar/04 Attribution: AAA (stable)

Analysts:

Rodrigo Indiani

Tel: 55 11 3377 0704

rodrigo.indiani@austin.com.br

Mauricio Bassi

Tel: 55 11 3377 0709

mauricio.bassi@austin.com.br

Luis Miguel Santacreu

Tel: 55 11 3377 0703

Luis.santacreu@austin.com.br

Austin Rating Serviços Financeiros

Rua Leopoldo Couto Magalhães,

110 - conj. 73

São Paulo - SP

CEP 04542-000

Tel: 55 11 3377 0707

Fax: 55 11 3377 0739

www.austin.com.br

Analytical Report

Annual: Dec/09

BASIS FOR RATING

At a meeting held on April 16, 2010, Austin Rating's Risk Rating Committee affirmed the long-term AAA rating ("triple A") and short term A-1 for Banco Bradesco S/A (Bradesco - Banco). The rating outlook remained stable.

With R$ 506.2 billion in total assets and R$ 41.8 billion shareholders' equity (SE) (base: Dec/09), Bradesco was founded in 1943 in Marília (state of São Paulo) and is now Brazil's second-largest private bank in terms of total assets (base: 31/Dec/09). Over the years, it has grown both organically and through acquisitions. It has built a very strong share of retail banking in Brazil and become leader in several segments, providing a wide range of financial products and services through its extensive distribution network consisting of outlets such as branches, points of banking services, correspondents and others. Through its directly and indirectly controlled subsidiaries, it is active in many lines of business, in particular leasing, investment banking, securities brokerage and dealership, consortium administration, credit cards, insurance, pension plans and certificated saving plans. Operations are conducted in the context of the Bradesco organization's companies as a whole, working together on an integrated basis.

Bradesco's risk rating is based on the Austin Rating risk assessment methodology for financial institutions and mainly reflects: (i) highly diversified assets and liabilities, with a wide range of business ventures and sources of revenue (financial intermediation, services, fees, insurance, pension plans and others); (ii) excellent economies of scale due to a large customer base (20.9 million current account holders in Dec/09), including a wide range of profiles of individual and corporate customers; (iii) optimal logistics of distribution through its extensive distribution network of 3,454 branches in Dec/09; (iv) high level of investment in technology; (v) funding profile characterized by a very high level of diversification, stability, appropriate repayment periods for financing transactions and a very low liquidity risk benefiting from the extensive and comprehensive distribution network with presence all over Brazil; (vi) strong capitalization and margin for maneuver within its operational limits, with effects on the bank's solidity and ability to grow its assets; (vii) good levels of credit quality, efficiency and performance; (viii) its conservative stance when deciding levels of coverage for credit losses and approach to risk management; and (ix) its advanced stage in terms of corporate governance with risk management processes, internal controls and compliance decided collectively by specific statutory or executive committees with a high level of effectiveness and coverage, thus minimizing the risks to which the financial institution is exposed.

Austin Rating's method of risk rating for financial institutions evaluates both short- and long-term credit risks. Ratings are awarded on a national rating scale and used for comparison with other banks operating in Brazil and in some cases with business internationally. The Austin scale does not take into account, nor is it limited by, the country's sovereign rating, which may be used as a ceiling for international ratings.

Austin Rating's analytical process examines political, macroeconomic, sector-specific and regulatory factors applicable to financial institutions, as well as quantitative and qualitative aspects intrinsic to the financial institution in question.

The rating was based on publicly available information and confidential data obtained through diligence meetings. The data that was submitted to Austin Rating for the risk-rating study enabled it to conduct its analysis while adhering to the methodology for rating financial institutions. The bank's disclosure level was good and taken into account when monitoring its rating.

Asset Quality

Bradesco continued to grow its asset base in 2009 and ended the year with a balance of R$ 506.2 billion, thus posting 11.4% growth on the December 2008 total of R$ 454.4 billion, which was below the average growth rate of 24.8% posted over the previous four years. Growth in 2009 was driven primarily by the increase in interbank investments and securities and derivative financial instruments, and secondarily by the loan portfolio showing particularly noticeable growth in the last quarter of 2009. The balance of loans, which had remained virtually unchanged from January to September 2009, despite the global financial crisis, rose 5.5% in the fourth quarter to a total of R$ 190.9 billion at year-end. In relation to R$ 179.9 billion at the end of 2008, its growth of 6.1% was below the average of 23.8% for the previous four years. Taking Dec/08 and Dec/09, the ratio of loans to total assets fell from 39.6% to 37.7%.

In relation to asset quality, given the depth of the crisis that started in the last quarter of 2008 and into 2009, it had an effect on the quality of Bradesco's loan portfolio, as it did for virtually the entire banking system. The ratio of loans written off to total loans rose from 3.0% at the end of 2008 to 4.15% at the end of 2009. Based on its conservative philosophy, the Bank boosted its levels of provisioning, especially in the second quarter of 2009, when it constituted a strong additional volume. Credit quality indicators improved in the last quarter of 2009 and there is a good chance they will continue to do so in the coming quarters. Bradesco has stated that the most recent loans are of a good quality, which has been reflected in portfolio quality levels reported at the end of 2009 being better than in September. The ratio of non-performing loans rose from 7.7% to 9.5% from Dec/08 to Sep/09, but fell to 8.9% in Dec/09. The volume of non-performing loans portfolio rated from D to H rose from 4.9% to 6.7% in the same period for comparison, but fell to 6.4% in Dec/09. The ratio of volume provision over net loss (write-off less loans recovered) rose from 244.0% to 262.2% from Dec/08 through Dec/09 and the ratio of loans recovered / write-off fell from 22.8% in Dec/08 to 21.4% in Dec/09.

The flow of maturities of performing loan operations and/or installments coming due increased in relation December 2008, mainly due to CDC/ vehicles leasing and real estate financing operations, which are longer-term by nature. The maturities of operations and/or installments with terms longer than 180 days represented 57.2% of the total portfolio in December 2009, compared with 56.8% at the end of 2008.

The bank has conservative policies in relation to allocating provisioning. In response to the growth of loans in arrears and higher-risk loans as per Resolution 2682 (D to H), provisioning was stepped up in 2009. At the end of 2009, provisions totaled R$ 16.3 billion (R$ 3 billion above the required minimum). This volume was 59.0% higher than the R$ 10.3 billion in Dec/08 (R$ 1.62 billion above the required minimum), and their coverage was 132.6% of non-performing loans rated D through H (117.3% in Dec/08). The ratio of allowance for loan losses (including additional provision) to total loans rose from 5.7% in Dec/08 to 8.5% in Dec/09. By the end of Dec/09, the volume of loans rated "AA" through "C" totaled 90.8% against 93.6% in Dec/08. At the end of 2009, the largest borrower, the twenty largest and the one hundred largest borrowers accounted for 1.0%, 9.3% and 19.4% of total loans respectively (1.2%, 10.0% and 21.3 % of total loans in Dec/08).

Capitalization

Shareholders’ equity totaled R$ 41.8 billion at end-2009, this showing an increase of 21.9% on 2008 and 7.4% on Sep/09 (R$ 38.9 billion). Since SE rose proportionately more than the total assets and loan portfolio in 2009, the bank's Basel ratio rose to 17.8% at the end of 2009 from 16.1% in Dec/08. Excluding additional provisions currently comprising Tier I Reference Shareholder´s Equity pursuant CMN Resolution 3,825/09, which is not to be utilized as of April 2010, Bradesco's consolidated Basel ratio in December 2009 would be 16.9%.

This higher Basel ratio is largely due to a lower rate of growth of loans in 2009 along with rising SE. The loans/SE ratio fell from 5.3 to 4.6 times from Dec/08 to Dec/09 and total assets/SE fell from 13.3 to 12.1 times in the same period. Historically, Bradesco's Basel ratio has remained high in relation to the minimum required, and even more so during 2009, which ensures it has plenty of room to grow its assets. Bradesco has lines of credit available for assigning to other banks, usually small and medium-sized and related to retail banking, in particular payroll deductible loan and vehicle finance. Dividend distribution policy has not limited the bank's capitalization since it has retained a large part of the income. Given Bradesco's large share in Brazil's financial system, support from the authorities is beneficial should it be needed. Austin believes such support is probable, but is unable to provide assurances in this respect.

Liquidity

Benefiting from its extensive and comprehensive distribution network with presence all over Brazil, Bradesco's highly diversified funding structure ensures stable volumes, low average cost, and liquidity continuing at comfortable levels. Bradesco reported 37.7 million savings accounts with a balance of R$ 44.2 billion at the end of 2009, or a 17.7% market share of Brazilian's savings and loans system. The diversified composition and dilution enables the Bank to make significant gains in the money market, where it applies most of the funds not channeled to lending, and in the acquisition of loan portfolios. Since it can tap plentiful sources of funding, Bradesco is a major acquirer of loan portfolios, and unlike small and medium-sized banks, shows faster growth in deposits in periods of uncertainty and crisis of confidence, due to the migration of funds from smaller institutions.

In Dec/09, the volume of assets due within 30 days totaled 108.6% of liabilities due in the same period (125.8% in Dec/08). From 31 to 180 days, volume assets covered 313.0% of liabilities due in the same period (218.2% in Dec/08). For 181 to 360 days, volume assets were at 112.8% and for over 360 days 79.1% (62.9% in Dec/08). Total cash and due from banks was R$ 82.7 billion in Dec/09 ( R$ 64.1 billion in Dec/08) and accounted for 48.4% of total deposits (39.0% in Dec/08).

The organization's liquidity policy is run by its Integrated Risk Management and Capital Allocation Committee and by the board of directors, which decide on minimum liquidity levels that the organization should maintain and the liquidity management instruments for normal and crisis scenarios. If reserves fall below minimum, the Committee is convened and there are predetermined procedures for boosting liquidity. Liquidity monitoring is centralized and controlled by the Operational Control Department consolidating and distributing positions, and reporting to the Integrated Risk Control Department, Treasury Department and Board of Executive Officers. A range of reports include historical data for to enable their assessments of liquidity levels and behavior, as well as simulations covering periods of one year or more. Simulations are based on data taken from scenarios produced by the Research and Economic Studies Department.

Management / Strategy / Corporate Governance

Bradesco's strategy is to continue growing its customer base and tap into economies of scale with strong support from technology, particularly opportunities arising from organic growth through new customers and cross-selling products to its customer base. In 2010, the Bank plans to open 270 new branches and prospect some 2 million new account holders, in addition to cross-selling initiatives for the existing base, thus raising the quantity of products per customer. Internally, it will continue the process of integrating all the institutions it has acquired, adjusting expenses and improving cost efficiency across the different areas of the organization. The bank plans to attain even more comprehensive coverage with presence in all social classes, regions of Brazil and customer profiles, offering an extensive portfolio of banking and insurance products. To reach this aim, its main distribution channel is its distribution network. In addition to its branches, the network's capillarity is supplemented by points of banking services, in-company electronic points of service, remote points of service, the ATMs network ("Day&Night Bradesco" and "24h Bank"), correspondent banks (Bradesco Expresso, Bradesco Promotora de Vendas and Banco Postal), subsidiaries of Bradesco Financiamentos, and partnerships, thus ensuring its presence in 100% of Brazil's municipalities. In relation to acquisitions, the Bank continues to watch out for new opportunities.

Bradesco will remain focused on the domestic market, since both the internal market and its own customer base show strong growth potential, which is boosted by rising levels of social mobility seen in the last few years, in particular growth of social classes C and D, and given the low level of penetration of banking, all the more so for insurance, which has low penetration in the domestic market. For 2010, lending business is expected to grow by 21% to 25%. Growth is likely to be slightly more accentuated in the corporate than the personal segment (25-29% against 16-20%), especially in payroll deductible loans, real estate financing, vehicle financing and credit cards, in addition to insurance, pension plans and the capital market.

Bradesco's corporate governance involves all its hierarchical levels in order to optimize performance and protect stakeholders, including shareholders, investors, customers, employees, suppliers, etc., and to facilitate access to capital, add value to the company and contribute to its sustainability, especially involving  aspects related to transparency, equitable treatment and accountability. Such structure for corporate governance is aligned with the best market practices in all cases and is based on guidelines set by the board of directors. The organization manages risk through collective decision making bodies, based on specific statutory and executive committees. This process involves all the layers covered by the scope of corporate governance, from senior management to all areas of business, operational units, products and services.

Performance

Considering the impact of the economic slowdown during much of the year 2009, and despite lower lending, rising delinquency and higher costs associated with the latter, Bradesco posted very satisfactory earnings in 2009. Net income rose 5.1% to R$ 8.012 billion against the previous year's R$ 7.620 billion. At 19.2%, Return on Shareholders´ Equity was below the 22.1% average of the previous four years. Return on assets was 1.58% against 1.68% in 2008. The breakdown of income in 2009 shows that 66% came from the financial side (services, loans, securities and funding) and 34% from insurance and pension plans business. Net income from insurance companies and private pension plans rose from R$ 2.648 billion in 2008 to R$ 2.723 billion in 2009. Revenues for 2009 reached R$ 26.3 billion, showing 13.8% growth on the previous year, which was higher than the 12.7% increase in retained claims. The combined ratio was almost stable and ended 2009 at 85.9% against 85.8% in 2008.

In the case of the Bank, the main factors contributing to higher earnings were the financial margin, which was better in 2009 than in 2008, and higher treasury gains offsetting the effect that larger provisions had on earnings (from R$ 7.9 billion in 2008 to R$ 12.9 billion in 2009).

Higher provision for loan losses was due primarily to the constitutions required to ensure adequate levels of provisioning in the context of the weak performance of the economy, especially in the first half of 2009, with additional reinforcements of allowance for loan losses due to revised ratings and the conservative provisioning policy adopted by Bradesco.

Financial margin (gross income from financial intermediation / revenues from financial intermediation) rose from 27.4% in 2008 to 32.4% in 2009. Gross income from financial intermediation rose 29.2% (from R$ 15.8 billion in 2008 to R$ 20.4 billion in 2009), resulting from growth of 9.2% in financial income (from R$ 57.6 billion in 2008 to R$ 62.9 billion in 2009) and 1.6% in financial expenses (from R$ 41.8 billion in 2008 to R$ 42.5 billion in 2009). Another factor that has traditionally had an important impact on earnings is fee income, the growth of which is 6.9% (from R$ 10.9 billion in 2008 to R$ 11.6 billion in 2009) partly offset higher personnel expenses (from R$ 7.4 billion in 2008 to R$ 8.0 billion in 2009) and administrative expenses (from R$ 8.3 billion in 2008 to R$ 9.3 billion in 2009). Fee income rose mainly due to more transactions in the credit card segment, underwriting business in the capital market, and building up the customer base by about 4.0% in 2009. The R$ 577 million increase in personnel expense was mainly due to the amount of R$ 505 million related to pay and payroll charges and some R$ 72 million basically for supplementary provision under the mandatory profit sharing program. Higher administrative expenses were mainly due to expansion of the distribution network, rising volume of business, and the growing customer base.

In Dec/09, the efficiency index [(personnel expenses + administrative expenses) / (gross income from financial intermediation + fee income + retained premiums from insurance, pension plans and certificated saving plans + Variation of Technical Provisions for Insurance, pension plans and certificated saving plans - Retained Claims - Selling expenses for insurance, pension plans, and certificated saving plans)] fell from 52.4% in 2008 to 50.8% in 2009. The improvement was mainly due to higher revenues from financial margin and services offsetting contingency provisions related to economic plans and higher personnel and administrative expenses.

Market Risk

Despite very high volumes, market risk is mitigated by Bradesco's highly diversified indexers for its assets and liabilities, causing a correlation effect that partly neutralizes mismatched terms, and by its conservative treasury policy and strong risk control instruments. After the period of volatility, VaR fell during 2009 after climbing quite steeply in the last quarter of 2008. As a proportion of SE, the trading portfolio's VaR at the end of 2009 was 0.05% of SE (0.07% in Sep/09, 0.23% in Jun/09, and 1.29% at the end of 2008).

Market risk management policy is conservative and limits, earnings and exposure parameters are determined by senior management and independently monitored on a daily basis. Market risk limits are proposed by specific committees, appraised by the Market and Liquidity Risks Management Executive Committee and validated by the Integrated Risk Management and Capital Allocation Committee following the limits set by the board of directors depending on the characteristics of transactions, which are separated into Trading and Banking portfolios. Trading Portfolio risk is assessed using Parametric VaR methodology over one-day timeframes with a 99% confidence level; volatilities and correlations are calculated using statistical methods placing more weight on recent returns. Methodology and statistical models are validated daily by backtesting techniques. For the banking portfolio, interest-rate risk is measured using the EVE method, which measures economic impact on positions in scenarios compiled by the organization's economics department. The latter examines positive and negative trends that may affect yield curves for the Bank's applications and its funding. In addition, the business areas and senior management are fed management reports to assist their control of positions. Market risk is monitored through weekly meetings of the Treasury and Market and Liquidity Risk Management executive committees.

Lower volatility in 2009, both domestically and in foreign markets, led to lower VaR as shown in the table below.

Risk Factors	Dec/08	Jun/09	Sep/09	Dec/09
Fixed-rate	76,236	5,680	3,541	10,351
Inflation (IGP-M)	18	154	221	289
Inflation (IPCA)	267,651	69,167	13,061	2,799
Internal FX coupon	13,991	876	372	179
Foreign currency	23,070	6,709	1,444	954
Equities	4,499	2,952	5,495	7,766
Sovereign/Eurobonds and Treasuries	170,532	34,619	15,417	9,250
Other	61	94	25	24
Correlation/diversification effect	(112,617)	(35,176)	(14,105)	(11,556)
VaR - end of period	443,441	85,075	25,471	20,056
Average VaR in the quarter	550,624	91,597	48,284	27,648
Minimum VaR in the quarter	221,038	58,111	21,345	16,588
Maximum VaR in the quarter	750,559	123,059	87,731	35,732

Source: Report on Economic and Financial Analysis - supplementary information

Exogenous factors

During 2009, the economic scenario trended toward stability, gaining more confidence with lower liquidity stress in the second half-year. The fourth quarter of 2009 and the first quarter of 2010 were satisfactory. The main change was the improved risk scenario with fewer defaults, the return of funding, and good liquidity levels. The supply of credit recovered more substantially as of the fourth quarter of 2009.

At the end of February 2010, the scenario showed variables behaving better, and the Central Bank announced that it would be moderately and gradually withdrawing stimulus measures, starting with rates on compulsory deposits. Austin Rating's Economics Department noted that this measure helped give the monetary authority more time to assess the economy's performance before starting a  monetary tightening cycle. According to information from Bradesco, although it has very good liquidity levels, a measure of this type may lead to slight higher costs of deposits, especially for institutional investors, in light of the possibility of its direct competitors raising rates of remuneration for this segment of investors. If they did raise rates, Bradesco would have to do so too.

In relation to risk management and implementing Basel II, Bradesco has developed a proprietary risk management model to be submitted to the Central Bank of Brazil. By customizing capital requirement for its own needs, Bradesco expects to obtain more efficient allocation of funds, since all institutions currently operate under the same solvency rule irrespective of their scale or the quality of their operations.

PERSPECTIVE

The stable rating perspective reflects Austin Rating's expectations that this rating is unlikely to be changed in the short term and incorporates the Bank's intrinsic qualities associated with exogenous variables that will probably continue being favorable for the year 2010. In relation to Bradesco's fundamentals, Austin highlights the consistent quality of its assets and its conservative management, in particular for risk controls. Credit quality is likely to remain consistent with the bank's rating and show gradual improvements in the course of the year 2010. The last quarter of 2009 was already showing improvement on the previous periods, and will most probably continue to do so in 2010. The Bank is able to absorb higher levels of provisions and record earnings in line with its history.

EXTRACT FROM FINANCIAL STATEMENTS

(Financial statements audited by PricewaterhouseCoopers - Amounts in R$ '000)

Assets	Dec/07	Dec/08	Jun/09	Sep/09	Dec/09
Current assets	259,498,965	344,543,102	368,673,601	363,270,011	372,874,546
Cash and due from banks	5,486,606	9,295,541	9,001,287	8,571,103	6,946,563
Interbank investments	36,967,044	73,462,439	88,862,144	96,533,306	109,719,374
Securities and derivative financial instruments	98,133,256	118,548,453	127,876,226	122,353,788	116,323,999
Interbank accounts	23,589,375	13,286,710	16,129,013	17,181,979	17,997,796
Interdepartmental accounts	429,362	55,960	23,460	66,080	239,698
Loans	66,400,261	76,636,185	74,089,094	75,458,780	79,043,243
Leasing	3,056,428	6,918,300	7,824,455	7,964,117	7,966,713
Other receivables	23,951,895	44,932,764	43,307,022	33,570,049	33,098,804
Other assets	1,484,738	1,406,750	1,560,900	1,570,809	1,538,356
Long-term receivables	76,722,127	102,259,226	105,627,474	114,187,789	123,153,749
Interbank investments, LT	655,081	728,786	774,267	954,017	1,077,439
Securities and derivative financial instruments, LT	16,318,453	13,049,220	18,233,782	25,370,531	30,294,736
Interbank accounts, LT	447,139	461,372	467,665	469,821	485,722
Loans, LT	41,895,366	54,089,629	51,628,627	53,246,538	58,700,883
Leasing, LT	4,905,967	12,901,443	13,272,628	12,636,646	11,747,405
Other receivables, LT	11,878,015	20,636,782	20,899,688	21,164,990	20,469,176
Other assets, LT	622,106	391,994	350,817	345,246	378,388
Permanent assets	4,922,672	7,610,715	8,176,532	8,227,890	10,194,797
Investments	604,076	1,048,497	1,053,495	1,104,141	1,260,819
Premises and equipment	2,091,682	3,236,644	3,283,406	3,258,142	3,406,308
Leased assets	11,421	12,741	16,295	13,950	11,646
Intangible assets	2,215,493	3,312,833	3,823,336	3,851,657	5,516,024
Total Assets	341,143,764	454,413,043	482,477,607	485,685,690	506,223,092

Liabilities	Dec/07	Dec/08	Jun/09	Sep/09	Dec/09
Current liabilities	213,406,326	248,474,344	276,610,508	274,620,172	298,608,497
Deposits	75,797,142	91,745,343	91,358,767	94,064,542	104,481,562
Federal funds purchased and securities sold under agreements to repurchase	54,693,633	48,510,998	74,593,479	76,460,692	86,590,180
Funds from Issuance of securities	1,724,727	2,590,402	3,056,109	2,869,674	3,367,651
Interbank accounts	16,632	12,920	195,798	219,059	22,968
Interdepartmental accounts	2,521,233	2,900,799	1,707,909	2,037,608	2,927,186
Borrowings	7,718,270	13,123,735	10,658,504	7,862,257	7,683,073
Local onlendings - official institutions	5,360,030	6,740,688	7,342,951	6,909,581	6,521,754
Foreign onlendings	1,257,281	182	450	1,942	794
Derivative financial instruments	668,954	1,794,281	2,416,504	1,497,319	435,175
Other liabilities	63,648,424	81,054,996	85,280,037	82,697,498	86,578,154
Long-term liabilities	97,035,535	171,087,150	167,963,529	171,530,988	164,742,544
Deposits, LT	22,526,304	72,748,010	76,153,161	73,922,979	66,591,522
Federal funds purchased and securities sold under agreements to repurchase, LT	18,940,016	31,466,155	25,116,305	26,142,988	26,682,866
Funds from Issuance of securities, LT	4,763,647	6,421,269	4,638,078	4,241,160	4,114,933
Borrowings , LT	347,560	1,080,870	422,916	362,482	322,063
Local onlendings - official institutions, LT	8,726,406	11,001,648	10,656,234	11,888,254	12,800,052
Derivative financial instruments, LT	282,779	247,645	182,695	171,377	96,019
Other Liabilities, LT	41,448,823	48,121,553	50,794,140	54,801,748	54,135,089
Deferred Income	189,147	273,506	272,278	297,223	320,625
Minority interest in subsidiaries	155,412	321,499	354,527	359,820	797,675
Shareholders' equity	30,357,344	34,256,544	37,276,765	38,877,487	41,753,751
Total Liabilities	341,143,764	454,413,043	482,477,607	485,685,690	506,223,092

Statement of Income	Dec/07	Dec/08	Dec/09
Revenues from financial intermediation	42,823,466	57,610,974	62,899,079
Loans	22,372,226	29,862,392	31,304,737
Leasing	916,745	2,398,185	3,456,026
Operations with securities	7,860,479	14,606,733	15,440,485
Financial income from Insurance, pension plans and certificated saving plans	7,643,626	6,477,152	8,042,187
Derivative financial instruments	2,140,803	-899,822	2,156,936
Compulsory deposits	1,243,235	1,527,331	560,766
Foreign exchange operations	646,352	3,639,003	1,875,335
Sale or Transfer of Financial Assets	0	0	62,607
Financial intermediation expenses	24,791,293	41,838,694	42,525,225
Federal funds purchased and securities sold under agreements to repurchase	13,726,131	22,761,960	23,451,837
Monetary restatement and interest on technical provisions for insurance, pension plans and certificated saving plans	4,616,356	4,007,684	5,128,627
Borrowings and onlendings	942,776	7,179,517	999,267
Leasing	8,321	5,434	8,166
Provison for loan losses	5,497,709	7,884,099	12,937,328
Gross income from financial intermediation	18,032,173	15,772,280	20,373,854
Other operating income/expenses	-8,690,852	-7,983,440	-10,376,151
Fee and commission income	10,805,490	10,861,633	11,611,490
Equity in the earnings of affiliates	42,268	135,356	200,101
Personnel expenses	-6,569,547	-7,389,021	-7,966,338
Other Administrative Expenses	-6,911,514	-8,259,336	-9,282,637
Tax expenses	-2,498,721	-1,967,103	-2,713,569
Insurance, pension plans and certificated saving plans retained premiums	20,856,935	22,823,750	26,109,908
Variation of technical provisions for Insurance, pension plans and certificated saving plans	-11,669,410	-10,532,671	-12,786,090
Retained claims	-6,014,455	-7,391,196	-8,329,155
Insurance, pension plans and certificated saving plans selling expenses	-2,461,558	-2,644,240	-3,012,170
Other operating income/expenses	-4,270,340	-3,567,582	-4,207,691
Full goodwill amortization	0	-53,030	0
Operating income	9,341,321	7,788,840	9,997,703
Non-operating income (1)	1,202,854	383,970	2,121,596
Income before taxes on income and minority interest	10,544,175	8,172,810	12,119,299
Income taxes and social contribution	-2,523,238	-518,751	-4,082,309
Minority interest in subsidiaries	-11,213	-33,821	-24,708
Net Income	8,009,724	7,620,238	8,012,282

(1) Includes the result of partial sale of Visanet shares in 2009, net of distribution costs in the amount of R$ 2,409,619,000, and in the third quarter of 2009, R$ 410,391,000. In 2008 comprises basically the result of the partial divestment of Visa Inc. in the amount of R$ 352,402 million, arising from the Initial Public Offering of Shares.

Outstanding loans ( R$ '000)	Dec/08	Mar/09	Jun/09	Sep/09	Dec/09
Total loans	179,955,051	180,047,557	179,376,979	180,969,205	190,989,122
Total non-performing loans	13,789,635	16,401,553	16,923,622	17,106,804	17,018,502
Non-performing loans rated D through H	8,752,400	10,342,087	11,354,820	12,065,862	12,298,756
Allowance for loan losses (including excess)	10,262,601	11,424,476	13,870,608	14,952,605	16,313,243
Total non-performing loans/ Total Loans	7.7%	9.1%	9.4%	9.5%	8.9%
Non-performing loans rated D to H / Total loans	4.9%	5.7%	6.3%	6.7%	6.4%
Allowance for loan losses / Non-performing loans rated D through H	117.3%	110.5%	122.1%	123.9%	132.6%

Liquidity (R$ '000)	Dec/08	Mar/09	Jun/09	Sep/09	Dec/09
Cash and due from banks (1)	9,295,541	7,533,368	9,001,287	8,571,103	6,946,563
Interbank investments, ST (2)	73,462,439	92,518,981	88,862,144	96,533,306	109,719,374
Securities and derivative financial instruments, ST (3)	118,548,453	109,441,918	127,876,226	122,353,788	116,323,999
Total Deposits, ST(4)	91,745,343	89,839,871	91,358,767	94,064,542	104,481,562
Federal funds purchased and securities sold under agreements to repurchase, ST (5)	48,510,998	63,115,027	74,593,479	76,460,692	86,590,180
[(1)+(2)+(3)/(4)+(5)]	143.5%	137.0%	136.0%	133.4%	121.9%

Liquidity

(R$ '000)	Dec/08	Mar/09	Jun/09	Sep/09	Dec/09
Assets due within 30 days	251,683,627	270,851,058	279,140,521	262,076,806	265,077,183
Obligations due within 30 days	200,022,806	217,864,375	223,529,673	222,226,127	243,987,413
Coverage Ratio	125.8%	124.3%	124.9%	117.9%	108.6%

PERFORMANCE INDICATORS

CAPITAL ADEQUACY (%)	Dec/07	Dec/08	Dec/09
Capitalization	9.9	8.2	9.1
Loan leverage (x)	4.5	5.3	4.6
Basel Ratio	14.0	16.1	17.8

LIQUIDITY (%)	Dec/07	Dec/08	Dec/09
Current Liquidity	121.6	138.7	124.9
Immediate Liquidity	107.7	143.5	121.9

ASSET QUALITY (%)	Dec/07	Dec/08	Dec/09
Delinquency (> 60 days)	4.5	4.9	6.4
Provisioning	5.7	5.7	8.5
SE commitment (> 60 days)	16.3	19.7	21.2

COST (%)	Dec/07	Dec/08	Dec/09
Intermediation	8.0	10.0	9.2
Efficiency	45.6	52.4	50.8
Total Cost	12.9	14.2	13.5

PROFITABILITY (%)	Dec/07	Dec/08	Dec/09
Gross margin	33.6	22.9	27.3
Final Return on Equity	26.4	22.2	19.2
Final Return on Assets	2.3	1.7	1.6

Austin Rating - Rating

Financial solidity

AAA The bank shows exceptional intrinsic financial strength. Typically these are large institutions, with secure high-value business, and an excellent current and historical financial situation. The business and industry environment may vary without affecting the intrinsic conditions of the bank's functioning. Risk is almost nil.

AA The bank shows excellent intrinsic financial strength. These institutions have secure high-value business, a good current and historical financial situation. The business environment and sector may vary, but this does affect the bank's operating conditions. Risk is negligible.

A The bank has good intrinsic financial solidity. These institutions have secure high-value business, a good current financial and historical situation. The business environment and sector may vary, but without affecting the bank's operating conditions. Risk is very low.

BBB The bank has adequate intrinsic financial strength. These institutions usually have assets with coverage. These banks have a reasonably stable financial situation. The business or sector environment may lead to more marked variation than for previous categories and the bank's operating conditions show some risk. Risk is low.

BB The bank has fair intrinsic financial solidity. Hedge parameters are adequate but vulnerable to economic, general and sector conditions that may affect the bank's intrinsic operating conditions. Risk is medium.

B The bank shows fair intrinsic financial solidity. Protection parameters are adequate but the bank is highly vulnerable to economic, general and sector conditions that may affect its intrinsic operating conditions. Risk is medium.

CCC The bank's financial solidity is low, and it may require external assistance. It is highly vulnerable to economic, general and sector conditions, which may affect its intrinsic operating conditions. Risk is high.

CC The bank's financial solidity is low and it may require external assistance. It is very highly vulnerable to economic, general and sector conditions, which may affect the bank's intrinsic operating conditions. Risk is very high.

C The bank's financial solidity is extremely poor and may require external assistance. These institutions are limited by one or more of the following: business of questionable value; defective financial conditions; and highly unfavorable business environment. Risk is extremely high.

(+) plus or minus (-) signs are used to identify better or worse positions within the same rating scale.

Rating is a assessment risk based on a score or symbol. This expresses the ability of an issuer of a debt bond, tradable or otherwise, to honor its commitments to pay interest charges and make repayments from the start through final due date. The rating can be for the issuer, reflecting its ability to honor a commitment in general or for a specific issue, in which case it reflects only the issuer's ability to honor that particular financial obligation.

Data obtained by Austin Rating was considered adequate and reliable. Opinions and simulations shown in this report reflect Austin Rating's judgment of the issuer and do not comprise an investment recommendation for any purpose.

For more details of our rating scales and methodologies, go to www.austin.com.br

® All rights reserved. No part of this publication may be copied or transmitted in any form or by other means, electronic or mechanical, including photocopying, recording, or any other type of system for storing or conveying information without the prior written permission from Austin Rating Serviços Financeiros Ltda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.